Project Cheetah
Special Committee Materials for Discussion

January 23, 2024

CRAIG-HALLUM
CAPITAL GROUP LLC

Agenda

Agenda Items

- Review of Lion Offer
- Preliminary M&A Premiums Paid Analysis
- Potential Process Alternatives
- Discussion of Potential Response to Lion

Review of Lion Offer

Summary Overview of Offer

- Acquisition: 100% acquisition of the common shares outstanding, all cash at $3.17/share
  - No financing condition
- Rollover Participants: CEO and potentially other executive officers to roll over all outstanding common shares of Cheetah
- Diligence/Timing: 6 weeks to complete diligence
- Key Employees: Key employees (and Rollover participants) expected to enter into employment agreements prior to entering into a definitive agreement
- Definitive Agreement: Simple majority of outstanding common shares of Cheetah for approval and expect other principal shareholders to enter into support agreements with respect to the Lion acquisition
- Lion Approvals: Approval from board of directors will be required to execute definitive agreement, Lion shareholder approval will not be required
- Interim Financing: Lion has stated their willingness to provide interim financing prior to closing if required

Review of Lion Offer – Implied Enterprise Value

- **Based upon $3.17 per share offer price**
- **Analysis is based on most recent 10-Q capitalization structure**

$ in thousands, except per share data

Purchase Price Consideration		
Implied Value of All Common Stock Outstanding	$50,235	*- Based on 15,846,935 shares outstanding*
RSU Value	$2,314	*- Based on 729,948 RSUs outstanding*
Options value	$0	*- Based on 1,340,813 options all out of the money*
Warrant Value	$0	
Implied Total Equity Purchase Price	**$52,549**	
Less: Cash 9/30	$62,488	
Plus: Debt and Debt-Like Items 9/30	$103,000	*- Consists of $103.0 million of Lion Preferred Stock liquidation value a/o 9/30/2023*
Implied Enterprise Value	***$93,061***	

Preliminary M&A Premiums Paid Analysis

- **Screening criteria:**
  - Deals completed or those announced since January 1, 2021 in the United States and Canada
  - Deals that were 100% cash transactions acquiring greater than 50% of the Target Company
  - Transaction sizes ranging from $20 million to $250 million
  - Includes only Technology Company transactions
  - 17 total transactions in analysis

Premiums Paid Analysis (1)

	1-Day	1-Week	1-Month	3-Month
High	91.5%	93.5%	92.3%	92.6%
75th Percentile	57.0%	57.9%	53.2%	69.2%
Median	47.1%	42.9%	42.9%	46.3%
25th Percentile	23.8%	23.6%	13.2%	15.8%
Low	(4.3%)	(3.4%)	(39.8%)	(43.1%)
Cheetah Closing Share Price	$3.02	$3.80	$3.00	$4.50
Date	*12/19/2023*	*12/12/2023*	*11/19/2023*	*9/19/2023*
Corresponding Premium (2)	*5.0%*	*-16.6%*	*5.7%*	*-29.6%*

Source: S&P Capital IQ as of 1/22/2024
(1) Represents 1 Day, 1 Week, 1 Month and 3 Month Spot Premium prior to Announcement Date of Transaction
(2) Corresponding premium based on $3.17 per share offer price

Potential Process Alternatives

- **There are a range of process options available to Cheetah and the Special Committee ("SC")**

	Broad Market Check	Limited Market Check	Direct Negotiation with Post-DA Go-Shop
Overall Speed of Process	*Longest*	← →	*Quickest*
Breadth of Outreach	Up to 50+ Additional Potential Parties	Limited number (e.g. ~ 10) of Additional Potential Parties; Potential Go-Shop	Broad Post-DA Go-Shop
Potential Time Provided to Additional Parties	Approximately 30-35 Days to Reach IOI	Approximately 10-15 Days to Reach IOI pre-DA; Duration of Potential Go-Shop	Duration of Go-Shop
Considerations	Most comprehensive market check, but time consuming and potentially disruptive	Allows market check with believed high conviction buyers while negotiating with Lion; a Go-Shop provision would allow interested parties to continue doing work	Negotiate directly with Lion, possibly with a limited initial market check in parallel, with Go-Shop period post-DA as primary market check

Potential Process Alternatives – Illustrative Timelines


TRANSACTION ACTIVITY
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
4 11 18 25 1 8 15 22 29 5 12 19 26 4 11 18 25 1 8 15 22 29 6 13 20 27 3 10 17 24
Discuss Process Strategy - Special Committee Meeting
Broad Market Check
Gather Information and Conduct Due Diligence with Management, Update Materials
Launch Market Check
Request IOIs from Market Check Parties
Select Party to Move Forward
Manage Diligence and DA Drafting
Potentially Execute Definitive Agreement with Interested Party & Deliver Fairness Opinion
Draft Proxy and Begin SEC Review Period / Receive SEC Clearance / Continued Diligence
Shareholder Voting Period
Close Transaction Window
Key Indicative Dates
Signing DA: ~Week of April 1
Closing: ~Week of June 10
Limited Market Check
Prepare For & Launch Market Check and in Parallel Negotiate with Lion
Request IOIs from Market Check Parties
Select Party/Parties to Move Forward
Manage Diligence and DA Drafting
Potentially Execute Definitive Agreement with Interested Party & Deliver Fairness Opinion
Potential Go-Shop Period
Draft Proxy and Begin SEC Review Period / Receive SEC Clearance / Continued Diligence
Shareholder Voting Period
Close Transaction
Key Indicative Dates
Signing DA: ~Week of March 11
Closing: ~Week of May 20
Direct Negotiation / Post Definitive Go-Shop
Respond to Lion & Negotiate IOI
Manage Lion Diligence & DA Drafting: Potential Limited Market Check in Parallel
Potentially Execute Definitive Agreement & Deliver Fairness Opinion
Potential Go-Shop Period
Draft Proxy and Begin SEC Review Period / Receive SEC Clearance / Continued Diligence
Mailed Proxy & Shareholder Vote
Close Transaction
Key Indicative Dates
Signing DA: ~Week of March 4
Closing: ~Week of May 13
NUMBER OF WEEKS FROM KICK-OFF
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30

Discussion of Potential Response to Lion

Selected Response Considerations

- Price
- Timing of any Rollover / Employment & Incentive Agreements
- Diligence / Timing
- Shareholder Vote – Majority of the minority vs. Majority of all outstanding shares
- Potential Go-Shop Provision
- Regulatory Considerations – e.g. CFIUS
- Timing of Potential Customer Awards